As filed with the SEC on August 16, 2016

1933 ACT REGISTRATION FILE NO. 333-209399

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.	☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

VICTORY PORTFOLIOS

(Exact Name of Registrant as Specified in Charter)

4900 Tiedeman Road, 4th Floor

Brooklyn, Ohio 44144

(Address of Principal Executive Office)

(877) 660-4400
(Area Code and Telephone Number)

Copy to:

Christopher K. Dyer Victory Portfolios 4900 Tiedeman Road, 4th Floor Brooklyn, Ohio 44144	Jay G. Baris Morrison & Foerster LLP 250 West 55th Street New York, New York 10019-9601

No filing fee is due because an indefinite number of shares has been registered in reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

It is proposed that this filing become effective immediately pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

VICTORY PORTFOLIOS

This Post-Effective Amendment consists of the following:

(1)  Facing Sheet of the Registration Statement.

(2)  Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement on Form N-14 (File No. 333-209399), filed on March 17, 2016 as Pre-Effective Amendment No. 1 thereto.

This Post-Effective Amendment is being filed solely to file (a) the tax opinion as Exhibit No. 12 to the Registration Statement on Form N-14 and  (b) Powers of Attorney for two new Trustees.

VICTORY PORTFOLIOS

Part C. Other Information

Item 15. Indemnification

The response to this item is incorporated by reference to the response to Item 30 of Part C of Post-Effective Amendment No. 137 to Registrant’s Registration Statement on Form N-1A filed electronically on February 26, 2016, accession number 0001104659-16-100588.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 16.	EXHIBITS.

1.	(a) Certificate of Trust dated December 6, 1995.(1)
(a)(1) Certificate of Amendment dated August 19, 2015 to the Certificate of Trust (8)

(b) Delaware Trust Instrument dated December 6, 1995, as amended March 27, 2000 (2)

(b)(1) Schedule A to the Trust Instrument, current as of February 17, 2016 (7)

(b)(2) Amendment to Delaware Trust Instrument dated as of August 19, 2015 (8)

2.	Bylaws, Amended and Restated as of August 26, 2009 (3)
3.	None.
4.	Agreement and Plan of Reorganization is incorporated by reference to Exhibit A to the Proxy Statement/Prospectus filed as Part A of the Registration Statement on Form N-14 (6)
5.

The rights of holders of the securities being registered are set out in Articles II, VII, IX and X of the Trust Instrument referenced in Exhibit (1)(b) above and in Article IV of the Bylaws referenced in Exhibit (2) above.

6.	(a) Form of Investment Advisory Agreement between Registrant and Victory Capital Management Inc. (6)
(b) Form of Sub-Advisory Agreement between Victory Capital Management Inc. and Park Avenue Institutional Advisers LLC. (6)
(c) Form of Sub-Advisory Agreement between Victory Capital Management Inc. and SailingStone Capital Partners LLC (6)
7.	(a) Distribution Agreement dated August 1, 2013 between Registrant and Victory Capital Advisers, Inc.(1)
(b) Schedule I to the Distribution Agreement, as of February 17, 2016.(6)
8.	None.
9.	(a) Master Custodian Agreement with State Street Bank and Trust (4)
(b) Form of Novation Agreement relating to Master Custodian Agreement with State Street Bank and Trust (6)
10.	(a) Distribution and Service Plan dated August 1, 2013 for Class A shares of Registrant.(1)
(b) Schedule I to Distribution and Service Plan for Class A Shares, current as of February 17, 2016 (6)

(c) Distribution and Service Plan dated February 26, 2002 as amended February 5, 2003 for Class C shares of Registrant (5)
(d) Schedule I to Distribution and Service Plan for Class C Shares, current as of February 17, 2016 (6)
(e) Amended and Restated Distribution and Service Plan dated December 11, 1998 as amended and restated February 20, 2013 for Class R shares of Registrant (5)
(f) Schedule I to the Amended and Restated Distribution and Service Plan for Class R Shares, current as of February 17, 2016. (6)
(g) Amended and Restated Rule 18f-3 Multi-Class Plan, amended and restated October 21, 2015 (9)
11.	(a) Opinion of Morris Nichols Arsht & Tunnell LLP regarding legality of issuance of shares (6).
(b) Opinion and consent of Morrison & Foerster LLP regarding legality of issuance of shares (6).
12.	Opinion of Morrison & Foerster LLP regarding tax matters (filed herewith).
13.	(a) Expense Limitation Agreement between Registrant and Victory Capital Management Inc. (5)
(b) Schedule A to the Expense Limitation Agreement between Registrant and Victory Capital Management Inc., as of March 1, 2016 (6)
14.	Consent of Independent Registered Public Accounting Firm (6).
15.	None.
16.

(a) Powers of Attorney of Leigh A. Wilson, Nigel D. T. Andrews, David Brooks Adcock, E. Lee Beard, David C. Brown, David L. Meyer and Sally M. Dungan (5)

(b) Powers of Attorney of Gloria S. Nelund and Dennis M. Bushe (filed herewith)

17.	(a) Form of Proxy Card (6).

(1)	Filed as an Exhibit to Post-Effective Amendment No. 106 to Registrant’s Registration Statement on Form N-1A filed electronically on October 15, 2013, accession number 0001104659-13-075668.
(2)	Filed as an Exhibit to Post-Effective Amendment No. 60 to Registrant’s Registration Statement on Form N-1A filed electronically on June 1, 2000, accession number 0000922423-00-000816.
(3)	Filed as an Exhibit to Post-Effective Amendment No. 89 to Registrant’s Registration Statement on Form N-1A filed electronically on December 4, 2009, accession number 0001104659-09-068535.
(4)	Filed as an Exhibit to Post-Effective Amendment No. 68 to the Registration Statement of RS Investment Trust on Form N-1A filed electronically on May 9, 2007, accession number 0001104659-07-037658.
(5)	Filed as an Exhibit to Post-Effective Amendment No. 105 to Registrant’s Registration Statement on Form N-1A filed electronically on October 15, 2013, accession number 0001104659-13-075668.
(6)	Filed as an Exhibit to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form N-1A filed electronically on March 17, 2016, accession number 0001104659-16-105882.
(7)	Filed as an Exhibit to Post-Effective Amendment No. 126 to Registrant’s Registration Statement on Form N-1A filed electronically on May 4, 2015, accession number 0001104659-15-033255.
(8)	Filed as an Exhibit to Post-Effective Amendment No. 129 to Registrant’s Registration Statement on Form N-1A filed electronically on October 28, 2015, accession number 0001104659-15-073617.
(9)	Filed as an Exhibit to Post-Effective Amendment No. 133 to Registrant’s Registration Statement on Form N-1A filed electronically on December 22, 2015, accession number 0001104659-15-086283.
(10)	Filed as an Exhibit to Registrant’s Registration Statement on Form N-14 filed electronically on February 4, 2016, accession number 0001104659-16-094001.

ITEM 17. UNDERTAKINGS.

(1)                                 The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)                                 The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 16th day of August, 2016.

VICTORY PORTFOLIOS
(Registrant)

By:	/s/ Christopher K. Dyer
Christopher K. Dyer, President (Principal Executive Officer)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the date stated above.

/s/ Christopher K. Dyer	President (Principal Executive Officer)
Christopher K. Dyer

/s/ Christopher E. Sabato	Treasurer (Principal Accounting Officer, and Principal Financial Officer)
Christopher E. Sabato

*	Chairman of the Board and Trustee
Leigh A. Wilson

*	Trustee
David Brooks Adcock

*	Trustee
Nigel D.T. Andrews

*	Trustee
David C. Brown

*	Trustee
E. Lee Beard

*	Trustee
Dennis M. Bushe

*	Trustee
Sally M. Dungan

*	Trustee
John L. Kelly

*	Trustee
David L. Meyer

*	Trustee
Gloria S. Nelund

*By: /s/ Jay G. Baris
Jay G. Baris
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

(12)	Opinion of Morrison & Foerster LLP regarding tax matters.

(16)(b)	Powers of Attorney of Gloria S. Nelund and Dennis M. Bushe.